Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

FOR IMMEDIATE RELEASE
Date: May 8, 2012
From: Jeffrey T. Bowman
Chief Executive Officer
__________________________________________________________________________________________________

Crawford Reports 2012 First Quarter Results
Company Reaffirms Guidance for 2012
Broadspire Reflects Improvement

Crawford & Company (www.crawfordandcompany.com) (NYSE: CRDA and CRDB), the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, today announced its financial results for the first quarter ended March 31, 2012.

Consolidated Results
First quarter 2012 consolidated revenues before reimbursements totaled $267.8 million, down 6% from $285.0 million reported in the 2011 first quarter. First quarter 2012 net income attributable to Crawford & Company was $6.1 million, decreasing 50% from net income of $12.1 million reported in the 2011 first quarter. First quarter 2012 diluted earnings per share were $0.12 for CRDA and $0.11 for CRDB, compared with diluted earnings per share for each class of $0.23 in the prior-year quarter.

The difference in earnings per share between CRDA and CRDB for first quarter 2012 is due to the payment of a higher per share dividend on CRDA than CRDB, and the impact that has on the earnings per share calculation according to generally accepted accounting principles. Further references in this release will generally be only to CRDB, as that presents a more dilutive measure.

During the 2012 first quarter, the Company incurred pretax special charges of approximately $890,000, or approximately $0.01 per share of CRDA and CRDB after related income taxes, related to a project to outsource certain aspects of our U.S. technology infrastructure. The Company expects this project to continue through the 2012 third quarter, with approximate additional pretax costs of $2.1 million. There were no special charges during the 2011 first quarter.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Balance Sheet and Cash Flow
The Company's consolidated cash and cash equivalents position as of March 31, 2012 totaled $47.4 million compared with $77.6 million at December 31, 2011.

Crawford used $38.2 million of cash in operations during the 2012 first quarter, compared with $50.2 million used in the comparable 2011 period. During the first three months of 2012, the Company made cash contributions of $1.7 million to its U.S. and U.K. defined benefit pension plans, compared with $21.7 million for the same period in 2011. The Company's operating cash needs typically peak during the first quarter and decline during the balance of the year, due in part to annual payments made in the first quarter of each year to fund defined contribution retirement plans and incentive compensation plans.

Management's Comments
Mr. Jeffrey T. Bowman, chief executive officer of Crawford & Company, stated, "Our first quarter 2012 operating results reflected a positive performance in our Broadspire operation, which helped offset an expected decline in our Legal Settlement Administration segment resulting from the GCCF project. Primarily as a result of historically mild winter weather this year, we also saw frequency declines in our Americas and EMEA/AP segments from last year's first quarter.

"In Broadspire we have been focusing on business development and cost control measures for the past several quarters. We have seen continued progress on both fronts during 2012 and were pleased to generate operating earnings in Broadspire during the 2012 first quarter. We are committed to delivering sequential quarterly operating improvement in our Broadspire operation as we work to return it to a sustained level of profitability. The turnaround of Broadspire is one of the key objectives for our management team and we are encouraged by our progress thus far.

"During the first quarter our GCG subsidiary was awarded a role to provide administration services in the recently announced class action settlement surrounding the Gulf Oil Spill. We are pleased to report that last week the Court confirmed that appointment. Obviously, we are very excited about once again being selected to work on this important special project.

"The Americas segment saw a decline in case referrals during the 2012 first quarter as relatively mild weather in the U.S. and Canada reduced industry-wide claims volumes. We are actively addressing our cost base in light of these lower claims volumes.

"Our EMEA/AP segment was impacted by a decrease in case referrals in the U.K. from weather-related claims as well as from the insourcing of claims by some of our clients, partially offset in Asia/Pacific by continued activity related to the completion of weather-related claims in our Australian market and the on-going handling of catastrophic flood losses in Thailand."

Mr. Bowman concluded, "Looking to the remainder of 2012, we continue to focus on executing our strategic plans to capitalize on the strength of Crawford's market position, the quality reputation of our professionals, and our unmatched service offerings. We are still optimistic about the opportunities in front of us and look forward to seeing our strategies deliver results in 2012."

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

2012 Segment Results
Americas
Americas revenues before reimbursements were $77.5 million in the first quarter of 2012, decreasing 9% from $85.3 million in the 2011 first quarter. During the 2012 first quarter compared with the 2011 first quarter, the impact of changes in foreign exchange rates for this segment was insignificant. Revenues generated by the Company's catastrophe adjuster group in the U.S. were $3.7 million in the 2012 first quarter, decreasing from $5.6 million in the 2011 period. The segment reported an operating loss in the 2012 first quarter of $512,000, or (1)% or revenues, compared with operating earnings of $3.1 million, or 4% of revenues, in the 2011 first quarter.

EMEA/AP
First quarter 2012 revenues before reimbursements for the EMEA/AP segment increased 3% to $81.8 million from $79.8 million for the same period in 2011. During the 2012 first quarter compared with the 2011 first quarter, the impact of changes in foreign exchange rates for this segment was insignificant. Operating earnings decreased to $5.6 million in the 2012 first quarter, a decrease of 22% from last year's first quarter operating earnings of $7.2 million. The related operating margin was 7% for the first quarter of 2012, compared with 9% in the first quarter of 2011. The decline in EMEA/AP operating earnings was primarily due to a lack of weather-related activity in the U.K.

Broadspire
Revenues before reimbursements from the Broadspire segment were $60.4 million in the 2012 first quarter, an increase of 1% over $59.8 million for the 2011 quarter. Broadspire operating earnings were $137,000 in the 2012 first quarter, or less than 1% of revenues, compared with an operating loss of $3.2 million, or (5)% of revenues, in the prior-year period.

Legal Settlement Administration
Legal Settlement Administration revenues before reimbursements were $48.1 million in the 2012 first quarter, compared with $60.2 million in the 2011 quarter. Operating earnings totaled $10.7 million in the 2012 first quarter, or 22% of revenues, compared with $17.0 million, or 28% of revenues, in the prior-year period. At March 31, 2012, the segment's awarded projects backlog totaled approximately $105.0 million, compared with $110.0 million at March 31, 2011.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

2012 Guidance
Crawford's business is dependent, to a significant extent, on case volumes. The Company cannot predict the future trend of case volumes for a number of reasons, including the fact that the frequency and severity of weather-related claims and the occurrence of natural and man-made disasters, which are a significant source of claims and revenue for the Company, are generally not subject to accurate forecasting. Notwithstanding the foregoing, however, Crawford & Company is reaffirming its guidance for 2012 as follows:

•	Consolidated revenues before reimbursements between $990 million and $1.03 billion.

•	Consolidated operating earnings between $63.0 million and $70.0 million.

•	Consolidated cash provided by operating activities between $30.0 and $35.0 million.

•
After reflecting stock-based compensation expense, net corporate interest expense, customer-relationship intangible asset amortization expense, special charges, and income taxes, net income attributable to shareholders of Crawford & Company on a GAAP basis between $30.5 million and $35.5 million, or $0.52 to $0.62 diluted earnings per CRDB share.

Crawford & Company's management will host a conference call with investors on Tuesday, May 8, 2012 at 3:00 p.m. EDT to discuss earnings and other developments. The call will be recorded and available for replay through May 18, 2012. You may dial 1-855-859-2056 (404-537-3406 international) to listen to the replay. The access code is 75202295. Alternatively, please visit our web site at www.crawfordandcompany.com for a live audio web cast and related financial presentation.

Further information regarding the Company's financial position, operating results, and cash flows as of and for the quarter ended March 31, 2012 is shown on the attached unaudited condensed consolidated financial statements.

In the normal course of business, our operating segments incur certain out-of-pocket expenses that are thereafter reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are required to be included when reporting expenses and revenues, respectively, in our consolidated results of operations. In the foregoing discussion and analysis of segment results of operations, we do not include a gross up of segment expenses and revenues for these pass-through reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our results of operations with no impact to our net income or operating earnings (loss). A reconciliation of revenues before reimbursements to consolidated revenues determined in accordance with GAAP is self-evident from the face of the accompanying unaudited condensed consolidated statements of income.

Operating earnings is the primary financial performance measure used by our senior management and chief operating decision maker (“CODM”) to evaluate the financial performance of our operating segments and make resource allocation decisions. Unlike net income, our operating earnings measure is not a standard performance measure found in GAAP. However, since it is our segment measure of profitability presented in conformity with the Financial Accounting Standards Board's (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting,” it is not considered a non-GAAP financial measure requiring reconciliation pursuant to Securities and Exchange Commission (“SEC”) guidance contained in Regulation G and Item 10(e) of Regulation S-K. We believe this measure is useful to others in that it allows them to evaluate segment operating performance using the same criteria our management and CODM use. Operating earnings represent segment earnings (loss) before certain unallocated corporate and shared costs and credits, net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, special charges, income taxes, and net income or loss attributable to noncontrolling interests.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income, but they are not considered part of our segment operating earnings (loss) because they are managed on a corporate-wide basis. Income tax expense is calculated for the Company on a consolidated basis based on statutory rates in effect in the various jurisdictions in which we provide services, and varies significantly by jurisdiction. Net corporate interest expense results from capital structure decisions made by senior management and affecting the Company as a whole. Amortization expense is a non-cash expense for customer-relationship intangible assets resulting from business combinations. Stock option expense represents the non-cash costs generally related to stock options and employee stock purchase plan expenses which are not allocated to our operating segments. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment’s operating activities on a consistent basis.

Special charges may arise from events (such as expenses related to restructurings, losses on subleases, etc.) that are not allocated to any particular segment since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis.

Unallocated corporate and shared costs and credits represent expenses and credits related to our chief executive officer and Board of Directors, certain provisions for bad debt allowances or subsequent recoveries such as those related to bankrupt clients, defined benefit pension costs or credits for our frozen U.S. pension plan, and certain self-insurance costs and recoveries that are not allocated to our individual operating segments.

Following is a reconciliation of segment operating (loss) earnings to net income attributable to shareholders of Crawford & Company on a GAAP basis and the related margins as a percentage of revenues before reimbursements for all periods presented (in thousands, except percentages):

	Quarter ended
(in thousands, except percentages)	March 31, 2012	% Margin	March 31, 2011	% Margin
Operating (Loss) Earnings:
Americas	$(512)	(1)%	$3,114	4%
EMEA/AP	5,608	7%	7,152	9%
Broadspire	137	—%	(3,160)	(5)%
Legal Settlement Administration	10,683	22%	16,998	28%
Unallocated corporate and shared costs and credits, net	(1,524)	(1)%	(350)	—%
(Deduct) Add:
Net corporate interest expense	(2,169)	(1)%	(4,136)	(1)%
Stock option expense	(122)	—%	(155)	—%
Amortization expense	(1,598)	(1)%	(1,499)	(1)%
Special charges	(890)	—%	—	—%
Income taxes	(3,393)	(1)%	(6,037)	(2)%
Net (income) loss attributable to non-controlling interests	(155)	—%	220	—%
Net income attributable to shareholders of Crawford & Company	$6,065	2%	$12,147	4%

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to the risk management and insurance industry as well as to self-insured entities, with an expansive global network serving clients in more than 70 countries. The Crawford System of Claims SolutionsSM offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management, workers' compensation claims and medical management, and legal settlement administration. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.

The Company's two classes of stock are substantially identical, except with respect to voting rights and the Company's ability to pay greater cash dividends on the Class A Common Stock than on the Class B Common Stock, subject to certain limitations. In addition, with respect to mergers or similar transactions, holders of Class A Common Stock must receive the same type and amount of consideration as holders of Class B Common Stock, unless approved by the holders of 75% of the Class A Common Stock, voting as a class.

This press release contains forward-looking statements, including statements about the financial condition, results of operations and earnings outlook of Crawford & Company. Statements, both qualitative and quantitative, that are not historical facts may be “forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from historical experience or Crawford & Company's present expectations. Accordingly, no one should place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Crawford & Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise or not arise after the date the forward-looking statements are made. For further information regarding Crawford & Company, including factors that could cause our actual financial condition, results or earnings to differ from those described in any forward-looking statements, please read Crawford & Company's reports filed with the SEC and available at www.sec.gov or in the Investor Relations section of Crawford & Company's website at www.crawfordandcompany.com.

FOR FURTHER INFORMATION REGARDING THIS PRESS RELEASE, PLEASE CALL BRUCE SWAIN AT (404) 300-1051.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Unaudited
(In Thousands, Except Per Share Amounts and Percentages)

Three Months Ended March 31,	2012	2011	% Change

Revenues:

Revenues Before Reimbursements	$267,753	$285,038	(6)%
Reimbursements	19,593	19,070	3%
Total Revenues	287,346	304,108	(6)%

Costs and Expenses:

Costs of Services Provided, Before Reimbursements	199,402	206,942	(4)%
Reimbursements	19,593	19,070	3%
Total Costs of Services	218,995	226,012	(3)%

Selling, General, and Administrative Expenses	55,679	55,996	(1)%
Corporate Interest Expense, Net	2,169	4,136	(48)%
Special Charges	890	—	nm
Total Costs and Expenses	277,733	286,144	(3)%

Income Before Income Taxes	9,613	17,964	(46)%
Provision for Income Taxes	3,393	6,037	(44)%

Net Income	6,220	11,927	(48)%

Less: Net Income (Loss) Attributable to Noncontrolling Interests	155	(220)	nm

Net Income Attributable to Shareholders of Crawford & Company	$6,065	$12,147	(50)%

Earnings Per Share - Basic:
Class A Common Stock	$0.12	$0.23	(48)%
Class B Common Stock	$0.11	$0.23	(52)%

Earnings Per Share - Diluted:
Class A Common Stock	$0.12	$0.23	(48)%
Class B Common Stock	$0.11	$0.23	(52)%

Cash Dividends Per Share:
Class A Common Stock	$0.03	$0.02	50%
Class B Common Stock	$0.02	$0.02	—%

nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
SUMMARY RESULTS BY OPERATING SEGMENT
Three Months Ended March 31
Unaudited
(In Thousands, Except Percentages)

	Americas		%	EMEA/AP		%	Broadspire		%	Legal Settlement Administration		%
	2012	2011	Change	2012	2011	Change	2012	2011	Change	2012	2011	Change

Revenues Before Reimbursements	$77,524	$85,317	(9)%	$81,790	$79,775	3%	$60,389	$59,796	1%	$48,050	$60,150	(20)%

Compensation & Benefits	52,013	56,006	(7)%	52,535	52,617	—%	33,589	34,714	(3)%	20,280	19,644	3%
% of Revenues Before Reimbursements	67%	66%		64%	66%		56%	58%		42%	33%

Expenses Other than Reimbursements,
Compensation & Benefits	26,023	26,197	(1)%	23,647	20,006	18%	26,663	28,242	(6)%	17,087	23,508	(27)%
% of Revenues Before Reimbursements	34%	31%		29%	25%		44%	47%		36%	39%

Total Operating Expenses	78,036	82,203	(5)%	76,182	72,623	5%	60,252	62,956	(4)%	37,367	43,152	(13)%

Operating (Loss) Earnings (1)	$(512)	$3,114	(116)%	$5,608	$7,152	(22)%	$137	$(3,160)	104%	$10,683	$16,998	(37)%
% of Revenues Before Reimbursements	(1)%	4%		7%	9%		—%	(4)%		22%	28%

(1) This is a segment financial measure representing segment earnings (loss) before certain unallocated corporate and shared costs and credits, net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, special charges, income taxes, and net income or loss attributable to noncontrolling interests. See pages 4 and 5 for additional information about segment operating earnings (loss).

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2012 and December 31, 2011
(In Thousands, Except Par Values)

	Unaudited	*
	March 31	December 31
	2012	2011
ASSETS
Current Assets:
Cash and Cash Equivalents	$47,423	$77,613
Accounts Receivable, Net	165,032	161,543
Unbilled Revenues, at Estimated Billable Amounts	121,963	107,494
Prepaid Expenses and Other Current Assets	23,253	22,836
Total Current Assets	357,671	369,486

Property and Equipment:
Property and Equipment	158,799	156,349
Less Accumulated Depreciation	(114,453)	(112,465)
Net Property and Equipment	44,346	43,884

Other Assets:
Goodwill	131,210	131,246
Intangible Assets Arising from Business Acquisitions, Net	94,437	96,392
Capitalized Software Costs, Net	61,623	60,332
Deferred Income Tax Assets	83,825	84,454
Other Noncurrent Assets	25,468	25,864
Total Other Assets	396,563	398,288

Total Assets	$798,580	$811,658

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities:
Short-Term Borrowings	$22,118	$1,794
Accounts Payable	41,564	41,806
Accrued Compensation and Related Costs	62,123	96,440
Self-Insured Risks	18,018	18,817
Income Taxes Payable	1,152	292
Deferred Income Taxes	7,396	7,287
Deferred Rent	15,311	15,820
Other Accrued Liabilities	35,543	36,104
Deferred Revenues	54,546	53,844
Mandatory Contributions Due to Pension Plan	18,400	13,800
Current Installments of Long-Term Debt and Capital Leases	378	410
Total Current Liabilities	276,549	286,414

Noncurrent Liabilities:
Long-Term Debt and Capital Leases, Less Current Installments	212,613	211,983
Deferred Revenues	27,053	27,856
Self-Insured Risks	10,642	10,114
Accrued Pension Liabilities, Less Current Mandatory Contributions	113,630	120,195
Other Noncurrent Liabilities	17,006	16,808
Total Noncurrent Liabilities	380,944	386,956

Shareholders’ Investment:
Class A Common Stock, $1.00 Par Value	29,560	29,086
Class B Common Stock, $1.00 Par Value	24,697	24,697
Additional Paid-In Capital	33,017	33,969
Retained Earnings	214,008	209,323
Accumulated Other Comprehensive Loss	(165,013)	(163,603)
Shareholders’ Investment Attributable to Shareholders of Crawford & Company	136,269	133,472

Noncontrolling Interests	4,818	4,816

Total Shareholders’ Investment	141,087	138,288

Total Liabilities and Shareholders' Investment	$798,580	$811,658
* derived from the audited Consolidated Balance Sheet

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In Thousands)

	Three months ended March 31,
	2012	2011
Cash Flows From Operating Activities:
Net Income	$6,220	$11,927
Reconciliation of Net Income to Net Cash Used In Operating Activities:
Depreciation and Amortization	8,023	7,723
Stock-Based Compensation	404	370
Changes in Operating Assets and Liabilities, Net of Effects of Acquisitions and Dispositions:
Accounts Receivable, Net	(4,680)	(24,484)
Unbilled Revenues, Net	(15,748)	(6,192)
Accrued or Prepaid Income Taxes	814	3,113
Accounts Payable and Accrued Liabilities	(29,064)	(17,845)
Deferred Revenues	336	1,741
Accrued Retirement Costs	(4,144)	(24,296)
Prepaid Expenses and Other Operating Activities	(343)	(2,277)
Net Cash Used In Operating Activities	(38,182)	(50,220)

Cash Flows From Investing Activities:
Acquisitions of Property and Equipment	(4,176)	(3,683)
Proceeds from Disposals of Property and Equipment	2	16
Capitalization of Computer Software Costs	(3,809)	(2,615)
Payments for Business Acquisitions, Net of Cash Acquired	—	(2,625)
Net Cash Used In Investing Activities	(7,983)	(8,907)

Cash Flows From Financing Activities:
Cash Dividends Paid	(1,380)	(1,069)
Shares Used to Settle Withholding Taxes Under Stock-Based Compensation Plans	(895)	(1,652)
Increases in Short-Term Borrowings	33,563	16,148
Payments on Short-Term Borrowings	(13,931)	(144)
Payments on Long-Term Debt and Capital Lease Obligations	(110)	(713)
Other Financing Activities	(30)	(6)
Net Cash Provided By Financing Activities	17,217	12,564

Effects of Exchange Rate Changes on Cash and Cash Equivalents	(1,242)	(245)

Decrease in Cash and Cash Equivalents	(30,190)	(46,808)
Cash and Cash Equivalents at Beginning of Year	77,613	93,540
Cash and Cash Equivalents at End of Period	$47,423	$46,732